UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, $0.005 par value

(Title of Class of Securities)

629410606

(CUSIP Number)

Milton C, Ault III

AULT GLOBAL Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 18, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629410606

1	NAME OF REPORTING PERSONS Ault Global Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 295,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 295,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 629410606

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 18, 2021, AGH issued a press release which stated that it believes that the assets and customer lists that the Issuer has agreed to sell are undervalued and that AGH intends not to vote its Shares at the Issuer’s upcoming special meeting of stockholders scheduled for March 15, 2021. Accordingly, this intention not to vote effectively will count as votes ‘against’ the proposals requiring approval of a majority of shares outstanding.

Item 7.	Material to be Filed as Exhibits.

99.1 Press Release, dated February 18, 2021.

CUSIP No. 629410606

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2021

AULT GLOBAL HOLDINGS, INC.

By:	/s/ Milton C. Ault III
	Name:	Milton C. Ault III
	Title:	Executive Chairman